Exhibit 99.1

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna reports that construction at its Séguéla gold Project is 83 percent complete

Vancouver, November 2, 2022 – Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to provide an update on construction activities at its Séguéla gold Project located in Côte d’Ivoire. In September of 2021, the Company made a construction decision to proceed to build a 3,750 tonne per day mill at Séguéla, with first gold pour expected in mid-2023 (refer to Fortuna news release dated September 29, 2021). All references to dollar amounts in this news release are expressed in US dollars.

David Whittle, Chief Operating Officer - West Africa, commented, “We are pleased to report that the construction progress at Séguéla continues to track on-time and on-budget despite a particularly heavy wet season.” Mr. Whittle added, “The operation is now moving forward with its recruitment and on-boarding of key senior personnel allowing for the development of the operational procedures and systems in order to facilitate a smooth transition from construction into operation.”

Construction Highlights

•	Overall project is 83 percent complete as of October 31, 2022 and first gold pour remains on target for mid-2023
•	Deliveries continue to arrive in Abidjan, Côte d´Ivoire with all SAG mill components now shipped; last SAG mill package is due to arrive in early December
•	The process plant structural, mechanical, and piping (SMP) contractor has advanced work across multiple work fronts
•	Construction of the 90kV transmission line and substation is nearing completion and on-track to be energized in December
•	Approximately 565,000 m3 of water has collected in the water storage dam (WSD) which is in line with expectations and needs for commissioning and startup activities
•	Earthworks and high density polyethylene (HDPE) lining of the tailings storage facility (TSF) is on-track for completion before the end of 2022
•	Mining contractor mobilized to site and has commenced establishment activities

Project construction overview

Processing Plant

Lycopodium has made excellent progress in advancing the critical path scopes for the plant. As of the end of October, the main construction activities include:

•	Civil and concrete works nearing completion with handover of the SAG mill pedestals to the SMP contractor complete
•	Carbon-in-leach (CIL) tank fabrication and hydrostatic / settlement completed
•	Assembly of the water tanks and hydrostatic testing completed
•	Erection of the reagents storage building, warehouse and workshop completed
•	Structural steel erected in the crushing, surge bin and milling and grinding areas
•	Mechanical equipment installations commenced for items such as the thickener, intensive leach reactor, and apron feeder
•	Installation of conveyors underway
•	Fabrication of steel pipe spools commenced

The delivery and installation of the SAG mill remains on the project’s critical path and, despite global supply chain challenges and risks, all components have been shipped and are expected to be delivered to site before the end of the year.

CIL tanks fabrication is complete, painting ongoing. Civil works in the reagents and elution circuit area are well advanced.	Surge bin structural steel and the mill feed conveyor erection is underway.
Erection of structural steel in the crushing area underway.	Assembly of the water tanks is complete and installation of the thickener is well advanced.
Erection of structural steel in the milling and grinding area is underway.	Construction of the workshop, warehouse and reagents building is complete.

Site Bulk Earthworks

Construction of the TSF and WSD are well advanced. Construction of the WSD is nearly complete and has already captured approximately 565,000 m3 of raw water as of the end of October in preparation for commissioning and transition to operations. Likewise, good progress has been made on the TSF embankment which is on track to be completed this quarter. Forty-eight percent of the total surface of the TSF has been lined with HDPE lining. As the wet season has ended, the lining contractor is re-mobilizing to site to complete the lining of the TSF.

WSD construction overview; 565,000 m3 of raw water stored	TSF construction overview

Grid Connection

At the end of October, the construction of the HV substation was approximately 97 percent complete. Work is on-track for the energization of the substation in December 2022 ahead of commissioning activities at the processing plant.

HV substation construction work overview

Mining

Mota-Engil, the mining services contractor at Séguéla, is well underway with its recruitment activities for the project and has mobilized its team to the site. All long-lead equipment has been procured and started to arrive in country in October.

Operational Readiness

Preparations for the operational phase of the mine are progressing well. Mota-Engil is currently undertaking civil works associated with the establishment of their infrastructure, including workshops, offices and explosives magazine area. Construction of the ROM pad and preliminary grade control drilling is expected to commence during the current quarter.

The first delivery of mining equipment has been received in Côte d’Ivoire with further deliveries of the mining fleet expected throughout the quarter.

Operational mine team recruitment activities are well advanced with General Manager Operations and other senior management positions appointed. Recruitment continues for the remainder of the operational team.

Cost

As of October 31, 2022, $166.0 million of the total approved budget of $173.5 million, including $8.9 million contingency, has been committed. The total commitments to date include contracts for a guaranteed maximum price of $87 million, fixed price contracts for $15.4 million and earthworks bill of quantity and schedule of rates for $13.7 million. The remaining commitments are largely comprised of employee salaries, equipment and material purchase orders, land compensation and livelihood restoration programs.

Project commitments as of October 31, 2022:

Schedule

Construction at Séguéla is tracking on schedule with the project’s next major milestones below:

Further updates on the construction of the Séguéla gold Project will be provided as the development of the project proceeds. Séguéla´s construction photo gallery can be accessed here.

Qualified Person

Raul Espinoza, Director of Technical Services for the Company, is a Fellow member and Chartered Professional of the Australasian Institute of Mining and Metallurgy (FAusIMM CP) and a Qualified Person as defined by National Instrument 43-101, Standards of Disclosure for Mineral Projects. Mr. Espinoza has reviewed and approved the scientific and technical information pertaining to the Séguéla Gold Project contained in this news release and has verified the underlying data.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and a fifth mine under construction in Côte d'Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | Twitter: @Fortuna_Silver | LinkedIn: fortunasilvermines

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for the construction of an open pit gold mine at the Séguéla gold Project, including the timeline for construction, the costs of constructing the mine, the securing of contracts necessary for the construction of the mine, the timing of the delivery of equipment to the project; the signing of the Mining Convention with the Government of Côte d’Ivoire, the ability to sign contracts for outstanding equipment and services in line with the estimates for same, the timing of the first gold pour; the Company’s business strategy, plans and outlook; the merit of the Company’s mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; the duration and effects of the COVID-19 pandemic on our operations and workforce and the effects on the global economy and society; changes in prices for silver, gold and other metals; changes in the prices of supplies required for the construction at the Séguéla gold Project such as equipment and services; the ability to sign the Mining Convention on terms currently contemplated and acceptable to the Company; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; fluctuations in prices for energy, labor, materials, supplies and services; fluctuations in currencies; increases in inflation; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to that the construction at the Séguéla gold Project will continue on the time line and in accordance with the budget as planned; that COVID-19 and the current inflationary environment will not have an adverse effect on the cost of construction of the mine at the Séguéla gold Project and will not adversely affect the supply chain and delivery of materials and equipment for the construction; expected trends in mineral prices and currency exchange rates; that there will be no adverse weather conditions that will delay work at the project; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations, and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.